Exhibit 1
AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2009
(Unaudited)

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2009
(millions of U.S. dollars, except per share amounts)
The unaudited interim consolidated financial statements of Agrium Inc. (the Company) as at September 30, 2009, and for the three and nine months ended September 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) applicable to interim financial reporting. Such principles differ in certain material respects from accounting principles applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP).
The following information should be read in conjunction with the Company’s 2008 audited consolidated financial statements and the Company’s unaudited consolidated interim financial statements for the three and nine months ended September 30, 2009, prepared in accordance with Canadian GAAP. Amounts are in millions of U.S. dollars, except per share amounts.

	Three months ended		Nine months ended
Reconciliation of net earnings under Canadian GAAP to U.S. GAAP	September 30,		September 30,
	2009	2008	2009	2008

Net earnings, Canadian GAAP	26	367	336	1,198

Stock-based compensation (a)	3	(6)	(9)	(2)

Inventory valuation (b)	19	—	112	-

Acquisition-related costs (c)	(6)	—	(19)	—

Other	(5)	(16)	(14)	(11)

Income tax effect of the above adjustments	(7)	9	(36)	4

Net earnings attributable to common shareholders, U.S. GAAP	30	354	370	1,189

Earnings per common share attributable to common shareholders, U.S. GAAP

Basic	0.19	2.24	2.36	7.53

Diluted	0.19	2.23	2.35	7.49

Comprehensive income attributable to common shareholders under U.S. GAAP

Net earnings attributable to common shareholders, U.S. GAAP	30	354	370	1,189

Cash flow hedges (d)	(2)	(3)	(4)	(18)

Foreign currency translation	60	(36)	106	(65)

Funded status of defined benefit plans, net of tax (e)	—	—	—	1

Available for sale financial instruments	10	—	26	—

Comprehensive income attributable to common shareholders, U.S. GAAP	98	315	498	1,107

Cumulative effect of adjustments from Canadian GAAP to U. S. GAAP on	As at September 30,	As at December 31,
shareholders’ equity attributable to common shareholders	2009	2008

Shareholders’ equity, Canadian GAAP	4,567	4,110

Stock-based compensation (a)	(19)	(10)

Inventory valuation (b)	7	(104)

Acquisition-related costs (c)	(19)	—

Funded status of defined benefit plans (e)	(60)	(60)

Other	(58)	(48)

Income tax effect of the above adjustments	43	82

Total equity, U.S. GAAP	4,461	3,970

Non-controlling interests	(14)	(242)

Equity attributable to common shareholders	4,447	3,728

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2009
(millions of U.S. dollars, except per share amounts)

Reconciliation of statement of cash flows from	Three months ended		Nine months ended
Canadian GAAP to U.S. GAAP	September 30,		September 30,
	2009	2008	2009	2008

Cash flows provided by operating activities, Canadian GAAP	229	300	500	373

Acquisition-related costs	(6)	—	(19)	—

Other	(2)	(14)	(21)	(23)

Cash flows provided by operating activities, U.S. GAAP	221	286	460	350

Cash flows used in investing activities, Canadian GAAP	(91)	(262)	(341)	(3,251)

Acquisition-related costs	6	—	19	—

Other	2	14	21	23

Cash flows used in investing activities, U.S. GAAP	(83)	(248)	(301)	(3,228)

Cash flows provided by financing activities, Canadian and U.S. GAAP	(164)	(8)	(291)	1,577

Net increase (decrease) in cash and cash equivalents during the period	(26)	30	(132)	(1,301)

Cash and cash equivalents, beginning of year	251	178	374	1,509

Deconsolidation of EAgrium subsidiary	—	—	(17)	—

Cash and cash equivalents, end of period	225	208	225	208

DESCRIPTION OF SIGNIFICANT DIFFERENCES
a)	U.S. GAAP requires measurement at fair value of stock-based compensation plans classified as liabilities. Such liabilities under Canadian GAAP are measured at intrinsic value. The Company estimates the fair value of liabilities for employee stock-based compensation plan awards using a trinomial option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.
b)	U.S. GAAP requires inventories to be carried at the lower of cost and market. Market is defined as current replacement cost, subject to a minimum of net realizable value less a normal profit margin, and a maximum of net realizable value. Under Canadian GAAP the amount of an inventory write-down may differ from U.S. GAAP because Canadian GAAP requires inventories to be carried at the lower of cost and net realizable value without consideration of minimum or maximum values. U.S. GAAP inventory reserves at September 30, 2009 were $45-million (December 31, 2008 — $320-million).
c)	Acquisition-related costs are excluded from the purchase price in a business combination, and are expensed as incurred under U.S. GAAP, effective January 1, 2009. Under Canadian GAAP, such amounts are included in the purchase price.
d)	U.S. GAAP requires that gains or losses on hedges of firm commitments to purchase a non-financial asset should remain in accumulated other comprehensive income until the asset acquired affects earnings. The Company has adopted a policy choice under Canadian GAAP to include such gains or losses in the initial measurement of the cost of the asset. The Company’s risk management policies were disclosed in note 26 to its annual consolidated financial statements prepared under Canadian GAAP for the year ended December 31, 2008.
e)	U.S. GAAP requires recognition of the funded status of pension and other post-retirement defined benefit plans on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (“OCI”) in the period they occur. Canadian GAAP does not require similar treatment.
f)	Joint ventures — Under U.S. GAAP interests in a joint venture where the venturer does not control the joint venture are to be accounted for using the equity method. Under Canadian GAAP such joint ventures are proportionately consolidated. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity or net earnings.
g)	U.S. GAAP uses a more-likely-than-not threshold to determine recognition of uncertain tax positions. Canadian GAAP does not have a similar standard. U.S. GAAP also provides guidance that differs from Canadian requirements for classification, interest and penalties, and disclosure.

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2009
(millions of U.S. dollars, except per share amounts)
h)	U.S. GAAP requires disclosure on the face of the balance sheet of outstanding common shares issued and outstanding. The Company has unlimited authorized common share capital.
i)	Reclassifications of certain items recorded under Canadian GAAP are required under U.S. GAAP. The resulting presentation differences outlined below do not affect U.S. GAAP net earnings.
i.	Stock-based compensation expense — For the three and nine months ended September 30, 2009 the Company included in other expenses stock-based compensation expense (recovery) of $22-million and $48-million (2008 $(92)-million and $14-million).

	Three months ended		Nine months ended
Allocation of stock-based compensation under U.S. GAAP	September 30,		September 30,
	2009	2008	2009	2008

Stock-based compensation expense (recovery)

Cost of product	2	(6)	3	1

Selling	1	(3)	2	1

General and administrative	19	(83)	43	12

Total stock-based compensation expense (recovery)	22	(92)	48	14

ii.	Financing costs — The Company recorded $11-million (2008 — $14-million) as at September 30, 2009 in costs relating to financing as a reduction to long-term debt under Canadian GAAP. Under U.S. GAAP such costs are presented as non-current assets.
ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Pronouncements
Unless otherwise indicated, the Company adopted the following pronouncements on January 1, 2009 and adoption did not have a material impact on net earnings, financial position or cash flows. Recently adopted pronouncements include:
Business Combinations — changing the way assets and liabilities are recognized in purchase price allocations and requiring acquisition-related costs to be expensed as incurred. This pronouncement became effective for the Company beginning January 1, 2009 and applies prospectively to business combinations completed on or after that date. As a result of the application of this standard, the Company began to expense acquisition costs in 2009. Other impacts will depend on the nature of acquisitions after the effective date.
Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies — addressing application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The impact will depend on the nature of acquisitions for the Company after the effective date.
Non-controlling Interests in Consolidated Financial Statements — changing the accounting and reporting for minority interests. These amendments apply prospectively, except for presentation and disclosure requirements, which apply retrospectively. The Company has reclassified noncontrolling interest on the balance sheet from liabilities to shareholders’ equity. Non-controlling interest in earnings and comprehensive income were nil in each period presented. Otherwise the impact will depend on the nature of acquisitions completed after the effective date.
Disclosures about Derivative Instruments and Hedging Activities — requiring additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments, and tabular disclosure of the effects of such instruments and related hedged items on financial position, financial performance, and cash flows.
Fair Value Measurements — defining fair value, establishing a framework for measuring fair value, expanding disclosures about fair value measurements, and providing guidance on how to measure fair value by providing a fair value hierarchy to classify the source of fair value information. On January 1, 2008 the Company adopted this standard for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. On January 1, 2009, the Company adopted it for all other nonfinancial assets and nonfinancial liabilities.

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2009
(millions of U.S. dollars, except per share amounts)
Subsequent Events — providing a general standard for accounting for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard is effective for interim and annual reporting periods beginning with the Company’s interim period ending June 30, 2009.
The FASB Accounting Standards Codification — making the FASB Accounting Standards Codification the single source of authoritative U.S. accounting and reporting standards (except for rules and interpretive releases of the SEC) effective beginning with the Company’s interim period ended September 30, 2009.
Determination of the Useful Life of Intangible Assets — amending the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.
Interim Disclosures about Fair Value of Financial Instruments — requiring disclosures about the fair value of financial instruments for interim reporting periods, effective beginning with the Company’s June 30, 2009 interim period.
Recognition and Presentation of Other-than-Temporary Impairments — amending the other-than-temporary impairment guidance in U.S. GAAP, effective for interim and annual reporting periods beginning with the Company’s interim period ending June 30, 2009.
Equity Method Investment Accounting Considerations — clarifying the accounting for the initial measurement, impairment and changes in ownership interests for equity method investments.
Accounting for Defensive Intangible Assets — clarifying the accounting for intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using.
Recent Accounting Pronouncements Not Yet Adopted
Unless otherwise indicated, the Company does not expect that adoption of the following pronouncements will have a material impact on net earnings, financial position or cash flows.
Employers’ Disclosures about Postretirement Benefit Plan Assets — requiring enhanced disclosures about plan assets of a defined benefit pension or other postretirement plan has been issued. The guidance becomes effective for the Company on December 31, 2009.
Amendments to ASC 810 — amending the requirements for determining whether an enterprise has a controlling financial interest in a variable interest entity and requiring enhanced disclosures about an enterprise’s involvement in a variable interest entity have been amended. These amendments are effective for the Company on January 1, 2010.
Accounting for Transfers of Financial Assets — amending various provisions for accounting for transfers and servicing of financial assets and extinguishments of liabilities. The amendments become effective for the Company on January 1, 2010.
Measuring Liabilities at Fair Value — amending the fair value measurement of liabilities. The amendments become effective for the Company on January 1, 2010.
FAIR VALUE MEASUREMENTS

Gross fair value of held for trading financial instruments	As at September 30,		As at December 31,
	2009	2008	2008

Foreign exchange derivative contracts

Accounts receivable	—	1	2

Accounts payable and accrued liabilities	—	(1)	(20)

	—	—	(18)

Natural gas, power and nutrient derivative contracts

Accounts receivable	47	36	13

Other assets	33	35	45

Accounts payable and accrued liabilities	(59)	(80)	(73)

Other liabilities	(35)	(11)	(39)

	(14)	(20)	(54)